Exhibit 4.19

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ICI

Mr C F Knott 1261 AK Blaricum Boissevainweg 7 The Netherlands	20 Manchester Square London W1U 3AN T. +44 (0)20 7009 5000 F. +44 (0)20 7009 5001 www.ici.com

1 September 2004

Dear Charles

On behalf of Imperial Chemical Industries PLC (the Company), I am writing to confirm your appointment as a Director of the Company (the Appointment) with effect from 1 September 2004. The terms of the Appointment are set out below.

Appointment

1.	The Appointment will be for an indefinite term subject to the Company’s Articles of Association (a copy of which has been provided to you) and any necessary resolution of shareholders. You will be required to stand for re-election as a director at the first Annual General Meeting following your appointment.

2.	Notwithstanding the other provisions of this letter, the Appointment may be terminated or vacated in accordance with the Company’s Articles of Association or the Companies Act 1985, or upon your resignation. Upon such termination, vacation or resignation for any reason, you shall not be entitled to any damages for loss of office and no fee will be payable to you in respect of any unexpired portion of the term of the Appointment.

3.	If you cease to be employed by any Group Company, you will immediately submit your resignation as a director of the Company to the Board who will, having regard to the best interests of the Company, promptly determine whether or not your resignation is accepted.

Imperial Chemical Industries PLC Registered in England No. 218019 Registered office 20 Manchester Square London W1U 3AN

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Time commitment

4.	Your role will include attendance at scheduled and Urgent Business board meetings and the AGM and you may also be required to attend regular meetings of any Board committee of which you are a member. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. It is anticipated the AGM will be held in or about May each year.

Role

5.	You have the same legal responsibilities to the Company as any other Director.

6.	The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board:

•	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

•	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

Fees

7. You will not be paid any fee in respect of the Appointment.

8.	You will have no entitlement to any bonus and no entitlement to participate in any share scheme operated by the Company in respect of the Appointment.

Expenses

9.	The Company will reimburse you for all reasonable and properly documented expenses you incur in performing your role. You should submit any details of expenses incurred to the Company Secretary.

10.	During the Appointment, circumstances may arise in the furtherance of your duties as a Director when it will be appropriate for you to seek advice from independent advisors at the Company’s expense. A copy of the Board’s agreed procedure under which directors may obtain such independent advice is attached. The Company will reimburse the full cost of expenditure incurred in accordance with this policy.

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Other directorships and business interests

11.	In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and Company Secretary as soon as they become apparent.

12.	You may with the Board’s prior written consent, including in relation to the identity of the company concerned, hold one external Non-Executive Directorship from time to time during your engagement (the Approved Directorship), but only for so long as the duties associated with the Approved Directorship do not adversely impact on your ability to perform your duties in respect of your engagement or your duties under your employment agreements with Quest International (Fragrances, Flavours, Food Ingredients) UK Limited or Quest International Services B.V.

Code of conduct

13.	During the Appointment you will comply with any relevant regulations as may be issued by the United Kingdom Listing Authority, including its Model Code for Securities Transactions by Directors of Listed Companies, and the Company’s share dealing code and such other requirements as the Board of Directors may from time to time specify.

Confidentiality

14.	You must apply the highest standards of confidentiality and not disclose to any person or company (whether during the course of the Appointment or at any time after its termination) any confidential information concerning the Company and any Group Companies with which you come into contact by virtue of your position as a Director of the Company.

15.	Your attention is drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary.

16.	On termination of the Appointment you will deliver to the Company all books, documents, papers and other property of or relating to the business of the Company or any Group Company which are in your possession, custody or power by virtue of your position as a Director of the Company. The Company is able to arrange the disposal of papers which you no longer require.

Review process

17.	The performance of individual Directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters

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which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Insurance

18.	The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of the Appointment. You have been provided with details of this insurance.

For the purposes of this letter Group Company shall mean the Company and any of its subsidiaries or holding companies from time to time (and any other subsidiary of any of its holding companies), and holding company and subsidiary shall be as defined in section 736 Companies Act 1985.

This appointment letter constitutes neither a contract for services nor a service contract.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

I very much look forward to you joining us at the next Board meeting.

Yours sincerely

/s/ M Herlihy

MICHAEL HERLIHY
COMPANY SECRETARY

FOR AND ON BEHALF OF
IMPERIAL CHEMICAL INDUSTRIES PLC

I hereby confirm my agreement to the contents of the above letter:

/s/  Charles F Knott  2/9/04

……………………………………..

C F KNOTT